April 30, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed on April 6, 2009

File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated April 20, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 4 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by overnight mail, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We will continue to evaluate your responses to prior comments 1 and 52 after you provide the requested disclosure and file the schedules omitted from exhibit 10.43.

Middle Kingdom advises the Staff that Pypo has not filed Schedule 10 (Annual Social Performance Report) or Schedule 12 (Social Action Plan) to exhibit 10.43, the term facility agreement (the “Facility”) between Pypo HK and Netherlands Development Finance Company (“FMO”) because such schedules are not presently required to be delivered to FMO and have not yet been prepared by Pypo. Under the Facility, Pypo must deliver to FMO an Annual Social Performance Report in the form of Schedule 10 on or before the date Pypo delivers its annual audited consolidated financial statements, which, according to the Facility, would be on or before July 2009. In addition, the Facility requires Pypo to comply with certain standards for working conditions prior to January 2010, in accordance with a Social Action Plan set forth on Schedule 12. On the signing date of the Facility, FMO did not require delivery of Schedules 10 or 12, and FMO has not subsequently made such request. Accordingly, Pypo does not intend to draft such schedules absent such a request.

Fee Table

2.	Regarding your response to prior comment 5:

•	Please reconcile the changes you made to the fee table with your response to that comment;

•	Tell us why you reduced the number of redeemable Class B warrants but did not reduce the number of ordinary shares underlying those warrants; and

•

If you believe it is appropriate to reduce the number of redeemable Class B warrants and shares underlying those warrants to 3,072,063, please tell us the basis for that conclusion. For example, we note the disclosure on page 209 that Middle Kingdom has 3,420,305 redeemable Class B warrants outstanding.

(a)-(c) Middle Kingdom has reduced the number of Series B units in the fee table to 3,072,263 to correspond to the reduced number of Class B shares outstanding as a result of the December 2008 conversions. In connection with the December 2008 conversions, 348,042 shares of Middle Kingdom common stock that were originally included in Series B units were converted into cash. This conversion reduced the number of Series B units to 3,072,263 and reduced the number of Class B warrants originally included in the Series B units to the same number. Middle Kingdom has added a new line item in the fee table to include the 348,042 Class B warrants originally included in such Series B units, but are no longer part of the units due to the conversion of the common stock in such units. Middle Kingdom has revised the description in the fee table to clarify that the 3,420,305 ordinary shares underlying the Class B warrants, include both the Class B warrants currently included in the Series B units and the Class B warrants originally included in the Series B units.

The Parties, page 13

3.	From your response to prior comment 6, it remains unclear how litigation related to the securities laws claims could result in delays of payments to Class B shareholders upon conversion or liquidation. Please revise to clarify the reasons, given your disclosure regarding timing of payments.

Middle Kingdom has revised the disclosure to clarify that if securities laws claims are brought against the trust account or trustee, such claims could delay any payments made from the trust account upon conversion or liquidation. Middle Kingdom has revised the disclosure on page 15 of the Amended S-4 as follows:

“…Middle Kingdom cannot predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful. Moreover, to the extent such litigation is brought against Middle Kingdom, the trust account or the trustee, Middle Kingdom and/or the trustee may be enjoined from making distributions from the trust account pending the resolution of that litigation, which would result in the delay of any payments to stockholders of trust account funds upon conversion or liquidation.”

Certain U.S. Federal Income Tax Consequences, page 28

4.	Please reconcile your disclosure here and on page 88 that anti-inversion provisions will not apply with your first risk factor on page 53.

Middle Kingdom has revised the statements related to the anti-inversion provisions on pages 30 and 92 of the Amended S-4 as follows:

“…MK Cayman would not recognize any gain or loss for U.S. federal income tax purposes as a result of the business combination and, although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, certain “anti-inversion” provisions in the Code should not apply to treat MK Cayman as a U.S. corporation after the conversion and business combination.”

Dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman of MK Cayman’s shares, may become subject to taxes under PRC tax laws, page 45

5.

We note your revisions in response to prior comment 9; however, it remains unclear whether shareholders will be subject to PRC tax upon the sale or transfer of their shares. If the applicability of that tax is uncertain, please disclose any material penalties that might result from an investor’s failure to pay the taxes. Address this issue in an appropriately captioned risk factor separate from the risk factor regarding dividends that you disclose you do not intend to pay.

Middle Kingdom confirms that the applicability of the PRC tax to shareholders upon the sale or transfer of their shares remains uncertain. Middle Kingdom has added a risk factor on page 48 of the Amended S-4 to address the risks related to an investor’s failure to pay PRC taxes upon the sale or transfer of his, her or its shares in the event such sale or transfer is subject to PRC taxes. The new text reads as follows:

“Although the applicability of PRC taxes on the gain from the sale or transfer of Pypo Cayman or MK Cayman shares is uncertain, non-resident investors who fail to pay any such PRC taxes may be subject to fines and other penalties.

It remains unclear whether the gain to shareholders from the sale or transfer of Pypo Cayman or MK Cayman shares will be subject to PRC taxes, in part because it is unclear whether such gain will be regarded as income from sources within the PRC. However, according to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the transfer of shares in Pypo Cayman or MK Cayman is subject to any income tax in China, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation:

•

if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order such investor to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000;

•

if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable;

•

if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in China and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers;

•

if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; and/or

•

if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving China.”

Balance Sheet Data, page 60

6.	We note your revisions in response to prior comment 13. In an appropriate section of your document, please clarify the steps you must take before you receive the income tax refund noted in your disclosure, including when you will file “the appropriate tax documents” and receive “the approval of the relevant tax authorities.” Please also clarify what you intend to do if you do not receive the refund before the distribution from the trust account. For example, will you include $240,000 in calculating each investor’s pro rata share? If so, disclose whether you intend to seek the return of amounts disbursed if the tax refund is less than $240,000 or whether you will provide a subsequent distribution in the event of a larger refund. Also tell us where you believe this issue is explained in the IPO prospectus.

Middle Kingdom has added the following disclosure on pages 22 and 76 of the Amended S-4:

“With regard to the income tax refund receivable of $240,000, which is included in the computation of the total balance available in the trust account, Middle Kingdom will make a pro rata distribution to the holders of Class B shares that exercise their conversion rights when such funds are received. In order to collect the tax refund, Middle Kingdom must file the appropriate U.S. federal and State of Georgia corporate income tax returns for 2008. Simultaneously with or shortly thereafter, Middle Kingdom must file the necessary U.S. federal and State of Georgia application forms for a claim of tentative refund. Middle Kingdom expects to make these filings prior to June 30, 2009. Middle Kingdom expects the respective taxing authorities to take approximately 90-120 days to make their respective claim of tentative refunds payments. Once the refunds have been received, the trustee of the trust account will make a second distribution to the holders of Class B shares that exercise their conversion rights for their pro rata share of these funds.”

Middle Kingdom advises the Staff that this issue was not included in the IPO prospectus as it was not contemplated that Middle Kingdom’s efforts to identify and then complete a business combination would cause it to incur expenses well in excess of its interest income. As such, Middle Kingdom did not expect that it would generate net operating tax losses that would result in a refund of previously paid taxes, and thus that its Class B stockholders would be entitled to receive the benefit of a tax refund in connection with the conversion of any Class B shares.

Conversion Procedures, page 72

7.	Regarding your response to prior comment 14:

•

If the IPO offered and sold securities that did not include a provision that exercised conversion rights would be lost if the shares were not submitted within a specific time period, it remains unclear why it is appropriate to impose a time period restriction at this time. Please revise or advise.

•

Please reconcile the disclosure added in response to prior comment 14 regarding the 30-day period with your disclosure in the third paragraph of this section, which indicates that certificates must be submitted within 14 days of the special meeting.

(a) Middle Kingdom advises the Staff that it has revised the disclosure throughout the Amended S-4 to provide for a 90-day period after the special meeting within which stockholders that elected conversion prior to the vote on the business combination could deliver their Class B shares.

Middle Kingdom further advises the Staff that although its IPO prospectus did not address the date after the meeting by which its stockholders were required to submit their certificates, Middle Kingdom believes the risk that imposing such requirement would result in claims against it or MK Cayman are not material.

With respect to describing the conversion rights of Class B stockholders in connection with a business combination, Middle Kingdom’s IPO prospectus states:

“An eligible Class B stockholder may request conversion at any time after the mailing to our Class B stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the Class B stockholder votes against the business combination and the business combination is approved and completed. Any request for conversion, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to Class B stockholders entitled to convert their Class B shares who elect conversion will be distributed promptly after completion of a business combination.”

The IPO prospectus describes the conversion process as Class B stockholders’ “convert[ing] their Class B shares,” which description implies the need for the stockholders to return their Class B shares in order to receive their pro rata portion of the trust account. In addition, the IPO prospectus states that the funds in connection with any conversion are to be “distributed promptly after completion of a business combination.” As such, Middle Kingdom believes a reader of its IPO prospectus could reasonably infer that since distributions of trust account funds are to occur promptly after completion of a business combination, any converting Class B stockholders would need to return their Class B shares within a reasonable period of time after the completion of a business combination. Accordingly, Middle Kingdom does not believe that the imposition of a requirement to submit certificates by the 90-day deadline included in the Amended S-4 would necessarily be in conflict with its IPO prospectus.

Furthermore, Middle Kingdom believes that by providing Class B stockholders who seek to convert with a 90-day period after the special meeting to submit their certificates, a small number, if any, of Class B stockholders would reasonably be effected, especially since at present all Class B shares are held in street name and not in certificate form. The 90-day period is significantly longer than the period of time provided to investors of other special purpose acquisition corporations, and as such, Middle Kingdom believes it is unlikely that a material number of Class B stockholders would fail to submit their certificates by the deadline. Finally, Middle Kingdom believes that affording such stockholders more than a 90-day period in which to convert may expose the non-converting stockholders to risk that was neither contemplated nor disclosed at the time of Middle Kingdom’s initial public offering; namely, that a stockholder could provide notice of intent to convert and thereafter refrain from submitting his certificates in order to afford himself an arbitrage (to the detriment of the non-converting stockholders) in light of subsequent disclosures issued by the combined company. Thus, absent some deadline, a converting stockholder could refrain from submitting his certificates and garner the benefits of the review of MK Cayman’s operating results and other material disclosures over a period of quarters or even years until with the benefit of hindsight it becomes clear to such stockholder which alternative best suits him.

(b) Middle Kingdom has reconciled the disclosure to reflect the 90-day period discussed in (a) above.

8.	Given your revisions in response to prior comment 15, it is unclear what the process is for an investor who is “withdrawing its conversion election” and how that process differs from “voting for the business combination” and “failing to follow any of the procedures in the above paragraphs” Please revise for clarity.

Middle Kingdom has revised the disclosure on pages 75-76 of the Amended S-4 as follows:

“Certificates and shares that have not been tendered in accordance with the above procedures will not be converted to cash. In the event that a stockholder tenders its Class B shares and decides prior to the special meeting that it does not want to convert its Class B shares, the stockholder may withdraw the tender by withdrawing its conversion election. In order to withdraw a conversion tender, the Class B stockholder, or if the stockholder does not hold its Class B shares in physical certificate form, its bank or broker, must send a notarized letter to Middle Kingdom’s transfer agent rescinding the prior conversion request. The letter (a) must indicate the name of the stockholder as it appears on the stockholder’s stock certificate or certificates, (b) must state that the stockholder is withdrawing its election to convert, (c) must indicate the number of Class B shares with respect to which the withdrawal is effective and (d) must be signed by the stockholder and such signature must be notarized. The letter should be provided to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attn: Mark Zimkind, tel. (212) 845-3287, fax (212) 616-7616. Class B stockholders holding their shares electronically that withdraw a conversion election will have their shares returned electronically, typically on the same business day as the letter is received. Class B stockholders holding their shares in physical certificate form that withdraw a conversion election will have their shares returned via mail, typically within one business day of the receipt of the letter. Alternatively, a stockholder’s Class B shares will not be converted to cash if the stockholder votes for the business combination at the special meeting. Any of the foregoing will result in the stockholder’s Class B shares not being converted into cash.”

9.	Regarding your response to prior comment 16:

•	Please reconcile the requirement on the proxy card to check a box with the requirements disclosed in this section;

•

Please revise the language you included on your proxy card to clarify the status of shareholders who exercise their conversion rights and thus “no longer own [their] shares upon consummation of the business combination” but fail to comply with your conversion procedures after the consummation of the business combination; and

•	Please clarify how investors exercise conversion rights for only a portion of their securities.

(a) Middle Kingdom has referenced the requirement to “check a box on the proxy card” in this section of the Amended S-4.

(b) Middle Kingdom has revised the disclosure on the proxy card as follows:

“Only if you voted “AGAINST” Proposal 2, you hold shares of Middle Kingdom Class B common stock, and you tender your shares in accordance with the procedures set forth in the Proxy Statement/Prospectus, may you exercise your conversion rights and demand that Middle Kingdom convert your shares of Class B common stock into a pro rata portion of the funds available in trust account by marking the “I HEREBY EXERCISE MY CONVERSION RIGHTS” box below. If you exercise your conversion rights, then you will be exchanging your shares of Middle Kingdom Class B common stock for cash and, assuming the consummation of the business combination, upon delivery of your Class B shares to Middle Kingdom’s transfer agent as set forth in the Proxy Statement/Prospectus, you will no longer own these shares. You will only be entitled to receive cash for these shares if the business combination is completed, you do not dispose of your shares (other than in accordance with the conversion procedure) prior to the effective date of the business combination and you tender your shares to Middle Kingdom’s transfer agent in accordance with the procedures set forth in the Proxy Statement/Prospectus, which requires delivery of the shares within 90 days of the Special Meeting. To exercise your conversion rights check the following box, and if you are making a partial conversion, specify the number of Class B shares for which you are exercising your conversion rights. Failure to (a) vote against the Business Combination Proposal, (b) check the following box and, if you are making a partial conversion, specify the number of shares for which you are exercising your conversion rights, (c) submit this proxy in a timely manner or (d) tender your shares to Middle Kingdom’s transfer agent within the prescribed time set forth in the Proxy Statement/Prospectus will result in the loss of your conversion rights.”

(c) Middle Kingdom has revised the proxy card to provide Class B stockholders with the opportunity to make a partial exercise of their conversion rights.

Middle Kingdom has revised the disclosure on pages 21 and 75 of the Amended S-4 to reflect the Class B stockholders’ ability to make a partial exercise of their conversion rights.

Background of the Business Combination, page 75

10.	We note your response to prior comment 17:

•

It is unclear how the “beliefs” and “views” you mention provide objective support for your conclusion that ARC Capital acted solely in its capacity as a shareholder when it provided you with exhibit E. Therefore, we reissue the first bullet point of prior comment 17. In responding, please ensure your analysis addresses any updated analysis performed by ARC Capital at the time it provided Middle Kingdom with exhibit E; and

•

Your response to the second bullet states that the engagement of SPAC Investments was for the purpose of providing “Middle Kingdom with commentary of how the Pypo transaction would compare to other SPAC transactions” and “to assist Middle Kingdom…(in) structuring a transaction that would be attractive as compared to other SPAC transactions in the market.” Given this, and the contents of exhibits I and J, it is unclear how you concluded that the information in those exhibits are not materially related to transaction and not required to be disclosed pursuant to Item 4(b) of Form S-4. Please revise or advise.

(a) Middle Kingdom respectfully advises the Staff that Middle Kingdom’s dealings with ARC Capital have always been in ARC Capital’s capacity as a shareholder of Pypo, and not as an adviser. ARC Capital’s materials were in the nature of advocacy for the transaction and were provided to Middle Kingdom as part of what Middle Kingdom perceived was the effort by a significant Pypo shareholder to further its proprietary shareholder interests. Middle Kingdom represents to the Staff that it utilized the report discussed in the proxy statement / prospectus as part of the materials that it reviewed in becoming familiar with Pypo’s business and for general diligence purposes. Stated differently, Middle Kingdom utilized the materials in the same way and for the same purpose as the information it received directly from Pypo. Middle Kingdom recognized from the outset that to the extent that the materials provided by ARC Capital included “advice” or “analysis” those materials were self-serving and intended to promote ARC Capital’s proprietary interests as a shareholder. Middle Kingdom was extremely mindful that ARC Capital owed Middle Kingdom no fiduciary duty. Middle Kingdom viewed any advice or analysis set forth in the materials as being in the nature of “posturing” by an advocate across the table from Middle Kingdom. Moreover, Middle Kingdom represents that the factual materials were used purely in an effort to familiarize Middle Kingdom with Pypo’s business, consistent with the manner that Middle Kingdom would utilize any other due diligence information. Ultimately, Middle Kingdom’s analysis and assessment of the acquisition was based upon its own assessment of the financial condition, results of operations, prospects and value of Pypo, and gave little weight to what Middle Kingdom assumed were the self-serving assessments set forth in the materials. Finally, Middle Kingdom did not rely upon or consider any information in the report in connection with structuring the transaction or in determining the valuation of Pypo.

Middle Kingdom infers that the Staff views as significant the fact that ARC Capital delivered a revised or updated report to Middle Kingdom. That was done at ARC Capital’s initiative and not at the request of Middle Kingdom. Middle Kingdom respectfully submits that the only inference that should be drawn from that fact is that ARC Capital was aggressive in advocating for its own interests. Any updated analysis or advice set forth therein was treated in the same manner that the initial advice and analysis would have been considered.

Middle Kingdom has revised the disclosure in the Amended S-4 to clarify how the report referenced in the Original S-4 was utilized by its board of directors as follows (emphasis added):

“On January 19, 2008, Mr. Tanenbaum signed a confidentiality agreement with ARC Capital covering the exchange of information about Pypo. In early February 2008, ARC Capital then provided Mr. Tanenbaum and Mr. Marks with detailed information regarding Pypo, including an updated version of a report to the ARC Capital investment committee that had been prepared in October 2007 in connection with ARC Capital’s $90.0 million equity investment in Pypo in November 2007. Middle Kingdom’s Board of Directors utilized the report provided as an initial introduction to Pypo’s business. The Middle Kingdom Board of Directors viewed the materials as the advocacy of a party whose interests were opposed to Middle Kingdom’s. As such, Middle Kingdom did not rely upon any information in the report in connection with structuring the transaction or in its determination of the valuation of Pypo.”

(b) Middle Kingdom has added the following disclosure on page 81 of the Amended S-4:

“Between the end of June 2008 and the signing of the merger agreement on September 5, 2008, Middle Kingdom management consulted with Neil Danics, the president of SPAC Investments, Ltd. concerning Mr. Danics’ view of how the investment community would perceive the proposed business combination with Pypo based on various valuation scenarios. In addition, Mr. Danics was present at the August 5, 2008 meeting referred to below. Based on the market conditions prevailing at that time, Mr. Danics advised Middle Kingdom that the transaction should be structured to provide a price earnings ratio of the combined company for the fiscal year ending March 31, 2010 of not more than 10. Middle Kingdom considered this advice in negotiating the final terms of the merger agreement.”

China is experiencing accelerating…, page 84

11.	Regarding your response to prior comment 22:

•

The revised footnote states that the cited data are not representations of fact; however, it appears that such data includes historical information. For example, we note the disclosure regarding the number of mobile phones sold in China in 2007. Please reconcile; and

•	Given your added disclosure on page 85 regarding the potential unreliability of the prospective data included in your document, please tell us, with a view toward disclosure, whether you are aware of more recent data or publications that differs from the data cited in your document. Also tell us whether you have attempted to determine whether more recent data exists.

(a) Middle Kingdom has removed the historical information included in the cited data.

(b) Middle Kingdom advises the Staff that it is not aware of more recent data or publications that differ from the data cited in the proxy statement / prospectus. Gartner has advised Middle Kingdom that the Gartner report from which the current data was derived has not been updated.

Material United States Federal Income Tax Considerations, page 106

12.	If you believe your document discusses all material tax consequences, as indicated by your response to prior comment 25, then please revise this section to eliminate the implication that the only material consequences are those that relate to United States federal income taxes. Also, given the caption and current disclosure in this section, please tell us how you believe that investors will be able to determine that there are material PRC tax consequences.

Middle Kingdom has revised the section referenced in the Staff’s comment as follows:

(a) Middle Kingdom has revised the caption of the section to “Taxation.”

(b) Middle Kingdom has added two new sections to the section discussing the material Cayman Islands tax consequences and the PRC tax consequences.

Taxation on the Disposition…, page 110

13.	We note your revisions here and in the preceding section in response to prior comment 28. However, it remains unclear how the parenthetical phrases represent a benefit. If you mean that foreign taxes paid on gains recognized from share dispositions may be credited against the amount of United States tax owed, then please revise for clarity. Also, your revisions imply that conditions must be met before a U.S. Holder may be entitled to the “certain benefits” you mention. If so, please disclose the material conditions.

Middle Kingdom has revised the disclosure on pages 118-119 of the Amended S-4 as follows:

“If PRC taxes apply to any gain from the disposition of the ordinary shares or warrants in MK Cayman by a U.S. Holder, such taxes should be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC, if such holder is considered a resident of the United States for purposes of the treaty. These benefits include the treatment of any such income as arising in the PRC for purposes of determining entitlement to the benefits of a foreign tax credit (the amount of which depends, in part, on the level of foreign source income), which foreign tax credit may be applied against such holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.”

Middle Kingdom respectfully advises the Staff that it does not believe the disclosure of the “material conditions” referenced in the final sentence of the Staff’s comment would provide meaningful information to its stockholders due to the complexity of the relevant provisions and the need for each person that may be eligible for the credits discussed to evaluate the availability of the credits to such person’s specific circumstances, which may vary considerably among the company’s stockholders.

Exercise or Lapse …, page 111

14.	Refer to the last sentence added to this section in response to the third bullet of prior comment 46. Tell as how you believe this sentence represents materially complete disclosure of the tax consequences of the cashless exercise feature.

Middle Kingdom has added the following disclosure on page 119 of the Amended S-4:

“If a U.S. Holder exercises a warrant by having us withhold a portion of the ordinary shares to be delivered on exercise (i.e., a cashless exercise), the tax consequences are not entirely clear under current tax law. This cashless exercise may be tax-free, either because the exercise is not a taxable exchange or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received upon the cashless exercise of the warrants would equal the U.S. Holder’s tax basis in the warrant used to effect the cashless exercise. If the cashless exercise were treated neither as a taxable exchange nor as a recapitalization, a U.S. Holder’s holding period in the ordinary shares received generally would commence on the date following the date of the of exercise of the warrant for tax purposes and would not include the period during which the U.S. Holder held the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant.

It is also possible that the cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized for U.S. federal income tax purposes. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants having a fair market value equal to the exercise price for the number of warrants deemed exercised (i.e., the number of warrants equal to the number of ordinary shares issued pursuant to the cashless exercise). The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between such fair market value (i.e., the exercise price for the number of warrants deemed exercised) and the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received on exercise of the warrant would equal the sum of such fair market value and the U.S. Holder’s tax basis in the remaining warrants deemed exercised. A U.S. Holder’s holding period for such ordinary shares would generally commence on the date following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.”

The Redomestication Proposal, page 116

15.	We note your response to prior comment 29:

•

It appears from your response that entities incorporated outside the Cayman islands are eligible for listing on the Hong Kong Exchange. However, your disclosure implies that incorporating in the Cayman Islands was a prerequisite for such a listing. Please reconcile;

•

It is unclear how the additional factors you cite support your decision to incorporate in the Cayman Islands as opposed to any other jurisdictions. For example, you mentioned the “well developed international banking network” in the Cayman Islands and that “Cayman Island law firms maintain offices in China.” Do other jurisdictions in which you could have incorporated not share these attributes? Please revise;

•	If the reason the Cayman Islands was selected relates to maintaining the status quo with respect to Pypo and its holding company structure, please make that clear; and

•

Your disclosure on page 145 mentions as a factor supporting this proposal that the Cayman Islands holding company will have its PRC derived income exempted from Cayman Islands taxes. Given your disclosure on pages 44 and 45 that the holding company will not receive such income in the near future, please clarify how this tax treatment supports your decision.

(a), (b) and (c)

Middle Kingdom advises the Staff that the Amended S-4 clarifies that although having a Cayman Islands domicile is not a prerequisite to a listing on the Hong Kong stock exchange, the vast majority of Chinese companies domiciled outside of China or Hong Kong that completed IPOs since January 2004 that are listed on the Hong Kong stock exchange are incorporated in the Cayman Islands. Based on information from the subscription-based dealogic.com website, of the 138 IPOs of companies located in the PRC and domiciled outside of China or Hong Kong listed on the Hong Kong Stock Exchange since 2004, 128 (or 93.4%) have been Cayman Islands companies.

Middle Kingdom has further revised the disclosure to clarify that the additional factors cited as support of its decision to incorporate in the Cayman Islands may not be exclusive to the Cayman Islands, but were factors deemed favorable.

Middle Kingdom has further revised the disclosure to state that a reason the Cayman Islands was selected related to maintaining Pypo’s status and its holding company structure.

Middle Kingdom has revised the disclosure on page 124 of the Amended S-4 as follows (emphasis added):

“In connection with the business combination, Middle Kingdom will redomesticate to the Cayman Islands and, in that process, change its name and corporate documents and reconstitute its board of directors. Pypo requested that Middle Kingdom redomesticate to the Cayman Islands because Pypo currently has a Cayman Islands holding company, Pypo Cayman, and Pypo wished to maintain that structure. Middle Kingdom agreed to the redomestication request because substantially all of the business operations of Pypo are conducted outside the United States and over 90% of the combined company’s shareholders would be outside the United States. Accordingly, the redomestication requirement was made a condition to closing of the business combination. The most important reason the Pypo shareholders required that the combined company remain in the Cayman Islands was that, if in the future the combined company determined to pursue a listing on the Hong Kong stock exchange, the Cayman Islands domicile would not serve as an impediment to that listing, as the vast majority of Chinese companies domiciled outside of China or Hong Kong that completed IPOs since January 2004 that are listed on the Hong Kong stock exchange are incorporated in the Cayman Islands. In addition, although not exclusive to the Cayman Islands, the Cayman Islands has a well developed international banking network, has a favorable taxing regime, is politically stable, and has an infrastructure heavily experienced in providing government and legal services to holding companies of off-shore operating entities, such as Pypo. Lastly, several Cayman Island law firms maintain offices in China (although this is not exclusive to Cayman Islands law firms).”

(d) Middle Kingdom has revised the disclosure on page 153 of the Amended S-4 to clarify that even though Pypo PRC does not intend to pay dividends to Pypo Cayman in the near future, at the time Pypo made the decision to establish a Cayman Islands holding company, Pypo wanted to retain the flexibility to pay such dividends in the future without incurring taxes in Pypo Cayman’s jurisdiction of incorporation. The revised text reads as follows (emphasis added):

“Under PRC laws, foreign direct investment in a domestic PRC company is subject to prior government approval and certain registration requirements. As a result, PRC companies that seek overseas financing and listing opportunities typically form offshore holding structures, allowing foreign investors to invest in offshore holding companies. Such a structure allows companies to avoid the requirements to obtain prior government approval and comply with PRC registration requirements. These offshore holding companies in turn invest capital in domestic PRC operating companies. Like many other similarly situated Chinese companies, Pypo adopted such a structure by forming offshore holding companies in the Cayman Islands and Hong Kong. Pypo formed holding companies in both the Cayman Islands and Hong Kong to effectuate this structure due to certain tax, regulatory, investment and other business-related considerations. For example, forming a Cayman Islands holding company affords Pypo the benefit of having its PRC derived income be exempt from Cayman Islands taxes. While Pypo does not intend to pay dividends from its PRC operating company to its Cayman Islands holding company in the near future, this structure gives Pypo the flexibility to do so without incurring taxes in the holding company’s jurisdiction of incorporation. Moreover, one of the primary reasons the Pypo shareholders required the redomestication to be to the Cayman Islands was that a Cayman Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, forming a Hong Kong holding company allows Pypo to enjoy preferential tax treatment pursuant to the Double Tax Avoidance Agreement between Hong Kong and the PRC.”

Effect of the share increase, page 130

16.	The disclosure you added here in response to prior comment 30 states that Pypo “may” choose to use its ordinary shares to complete acquisitions. Your April 6, 2009 filing under Rule 425 states that such use is “likely.” Please reconcile.

Middle Kingdom has revised the disclosure on page 139 of the Amended S-4 as follows (emphasis added):

“In negotiating the merger agreement, the parties agreed that the number of shares of capital stock authorized under Middle Kingdom’s Certificate of Incorporation was not sufficient and that it would be prudent to increase the number of authorized shares in connection with the redomestication to provide a reserve of shares available for issuance to meet business needs as they arise. Such future activities may include, without limitation, mergers and acquisitions, equity financings, providing equity incentives to employees under compensation plans, effecting stock splits, or paying dividends. Pypo has recently completed several acquisitions of retail chains, and upon the closing of the business combination, MK Cayman will likely utilize its publicly traded ordinary shares to complete additional acquisitions (if MK Cayman actually makes such acquisitions). Although MK Cayman has no present obligation to issue additional shares (except pursuant to outstanding warrants and purchase options), it will likely, in the future, issue ordinary shares in connection with some or all of the activities described above or otherwise.”

Industry Background, page 140

17.	Refer to the last paragraph of this section. If your board relied on industry data to recommend the transaction, we do not intend to comment if you clearly explain the data and its limitations in that context; however, your general industry disclosure should not include information that you do not believe is reliable. Please revise accordingly.

Middle Kingdom has removed from this section information that may no longer be reliable. Middle Kingdom has also deleted the paragraph referenced in this comment from page 142 of the Original S-4.

The revised text on page 149 of the Amended S-4 reads as follows:

“The mobile phone market in China experienced rapid growth in the past several years. According to Gartner Dataquest, a research firm, the growth of the Chinese mobile phone market has significantly outpaced that of North America and Europe over the past several years. The Chinese mobile phone market grew at a 31.6% compound annual growth rate from 2003 to 2007, while over the same period, North American and Western Europe grew at a 13.0% and 11.8% compound annual growth rate respectively.”

The revised text on page 154 of the Amended S-4 reads as follows:

“Pypo generates net revenues at retail stores by selling mobile phones and accessories directly to end users. Pypo retail stores sell mobile phones from a number of manufacturers, including Nokia, Samsung, Motorola and Sony-Ericsson. For the six months ended September 30, 2008, Pypo derived approximately 11.8% of its net revenues from its retail business.”

18.	Refer to the last paragraph on this page. Given your disclosure on page 142 and elsewhere regarding the potential unreliability of prospective data and the economic downturn, please clarify how you expect the trends noted in that paragraph to continue.

Middle Kingdom has deleted the last sentence of the paragraph (referring to expected trends) referenced in this comment from page 140 of the Original S-4.

The revised text on page 149 of the Amended S-4 reads as follows:

“This rapid growth was driven in part by the country’s strong economic development. According to the Economist Intelligence Unit, between 2003 and 2007 China’s GDP, per capita disposable income and per capita annual consumer spending grew at compound annual growth rates of 11.0%, 12.6% and 6.9%, respectively.”

Pypo’s Management’s Discussion and Analysis…, page 151

19.	Please tell us the reasons for the changes on page 146 regarding the number of retail stores acquired by Pypo and on pages 15 and 148 regarding the number of members in Pypo’s sales and marketing team. If the reductions in the numbers previously disclosed relate to plans implemented by Pypo in response to the adverse economic conditions mentioned in your disclosure, please ensure that your disclosure thoroughly discusses that plan. Similarly, if previously disclosed plans have changed, ensure your document describes the reasons for those changes.

(a) Middle Kingdom respectively advises the Staff that the Original S-4 incorrectly indicated that as a result of Pypo’s acquisitions, Pypo had gained a total of 188 retail stores with aggregate floor space of approximately 94,500 square meters as of December 31, 2008. Actually, as set forth in the S-4 filed on March 6, 2009, Pypo gained 194 retail stores occupying 94,900 square meters as a result of Pypo’s acquisitions. Hence, the number of retail stores acquired by Pypo did not change from March 6, 2009 to April 3, 2009. Since December 31, 2008, Pypo has closed underperforming stores and opened new stores in different locations as a part of its ordinary course operational strategy, not in response to the disclosed adverse economic conditions. As a result of this operational strategy, Pypo had approximately 193 retail stores occupying 95,700 square meters as of March 31, 2009

(b) Pypo’s sales and marketing team decreased approximately 12%, from approximately 3,860 members as of December 31, 2008 to approximately 3,400 members as of February 28, 2009. Such decrease does not reflect any plan implemented by Pypo in response to adverse economic conditions. Like other retail businesses in China, Pypo typically experiences increased employee turnover in the period following the Chinese new year holiday. Because Pypo must follow certain corporate formalities to hire new employees to replace departed employees, it is not uncommon for the post-new year period to reflect a decline in employee headcount.

Overview, page 151

20.	Regarding your response to prior comment 33:

•

You state that “final results” for periods after September 30, 2008 are not yet available. It is unclear from your response whether you intend to update Pypo’s financial statements when those results become available. Please revise or advise;

•

Please tell us when Pypo’s financial information for the December 31, 2007 period was available last year and when you expect the information for the December 31, 2008 period to be available. Explain the reason for any differences in the timing. Provide us similar information regarding the availability of financial information for the March 31, 2008 and March 31, 2009 periods; and

•

You disclose that Pypo expects “gross profit, income from operations and net income will likely decrease materially from the three months ended December 31, 2007.” However, given the dates of the financial information for Pypo in your document, it is unclear how investors are currently able to determine what Pypo’s results were for that period. Therefore, it is also unclear how investors would have a basis against which to evaluate your statements regarding material decreases. Please revise or advise.

(a) As discussed with the Staff on April 23, 2009, and as further discussed in subparagraph (c) below, pages 160-161 of the Amended S-4 contains disclosure of net revenues, gross profit, income from operations and net income for the three month period ended December 31, 2008. In addition, Middle Kingdom will file a prospectus supplement containing financial statements for the nine month period ended December 31, 2008, no later than 10 days prior to the date of the special meeting of Middle Kingdom stockholders to approve the business combination (expected to take place in June 2009). The prospectus supplement will include a management’s discussion and analysis of financial condition and results of operations (“MD&A”) with respect to Pypo’s results for the nine months ended December 31, 2008 and other available information material to Middle Kingdom’s stockholders as of the date of such supplement. Middle Kingdom will mail Pypo’s financial statements for the nine months ended December 31, 2008 by first class mail to holders in an effort to ensure delivery prior to the meeting and will post a link to such financial statements on Middle Kingdom’s website.

(b) As a private company not subject to the periodic reporting requirements of the SEC, Pypo has not historically prepared external purpose financial statements on a quarterly basis. To date, Pypo’s only purpose for preparing quarterly financial information has been to facilitate the preparation of the pro forma financial information included in the filing, including the disclosures concerning Pypo periods that were used in more than one pro forma period (see, for example, Note 1 to the pro forma financial statements in Amendment No. 2). To date the quarter ended December 31, 2007 has not been a three month period for which such financial information needed to be disclosed for that purpose.

As a result Pypo did not prepare quarterly external purpose financial statements for the three month period ended December 31, 2007. As described above, Middle Kingdom expects Pypo’s financial information for the nine month period ended December 31, 2008 to be available at least 10 days prior to the date of the special meeting of Middle Kingdom stockholders. In connection with the preparation of the financial statements for the nine months ended December 31, 2008 Pypo will also prepare external purpose financial statements for the nine months ended December 31, 2007.

Pypo completed annual financial statements for this period in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”) in September 2008. Middle Kingdom expects to complete its annual financial statements for the fiscal year ended March 31, 2009 in accordance with US GAAP in July 2009.

(c) Although financial statements for the nine months ended December 31, 2008 are not yet available, Middle Kingdom has added a “Recent Developments” section to the Amended S-4 that discloses the estimates of net revenues, gross profit, income from operations and net income during such period. The revised disclosure on pages 160-162 of the Amended S-4 reads as follows:

“Net Revenues

Pypo’s net revenues increased $56.4 million, or 59.2%, to $151.7 million in the three months ended December 31, 2008, compared to $95.3 million in the three months ended December 31, 2007. The increase in net revenues resulted primarily from Pypo’s acquisition of six retail chains from April 2008 to December 31, 2008, which contributed $48.0 million to net revenues for the three months ended December 31, 2008.

The increase in net revenues reflects a 211.7% increase in the total volume of mobile phones sold, partially offset by a 56.5% decrease in average selling prices. The increase in the total volume of mobile phones sold resulted from higher sales of lower priced handsets in response to market demand. The decrease in average selling prices resulted from selling older models of mobile phones at lower margins in an effort to reduce inventories, as well as continued weakness at the high end of Pypo’s mobile phone product line.

Pypo expects net revenues from its retail business to increase in future quarters, as Pypo integrates the recent retail acquisitions and attempts to continue to grow its retail business. Pypo also expects the trend of selling higher volumes of products having lower per unit prices and margins to continue as the mobile phone sector matures and Pypo continues to reduce older inventories.

Gross Profit

Pypo’s gross profit increased $20.8 million, or 208.0%, to $30.8 million in the three months ended December 31, 2008, compared to $10.0 million in the three months ended December 31, 2007. Higher sales in the three months ended December 31, 2008 from Pypo’s acquisition of six retail chains described above contributed approximately $6.5 million to the increase in gross profit. The receipt of pre-tax vendor rebates, treated as a reduction of costs of revenues in the three months ended December 31, 2008, represented approximately $20.2 million of gross profit, compared to $4.3 million of such pre-tax vendor rebates in the three months ended December 31, 2007.

As discussed in Note 2(q) of the notes to Pypo’s audited consolidated financial statements, Pypo receives certain rebates from its vendors when Pypo’s purchases exceed a certain target within a specified period of time. As Pypo lacks a demonstrated historical experience to estimate the timing and probability of earning such awards, the awards are recognized as a reduction of cost of revenues when approved by the vendor. Therefore, the rebates recorded in any particular interim period may relate to purchases made both in that period and other interim periods. For example, the rebates recorded in the quarter ended December 31, 2008 relate to purchases made throughout calendar 2008. As a result, the timing of the recognition of such rebates may cause interim period results to vary significantly and to lack comparability.

The gross profit percentage increased from 10.5% in the three months ended December 31, 2007 to 20.3% in the three months ended December 31, 2008. The increase in gross profit percentage was due primarily to the effect of recent acquisitions and vendor rebates, and sales in the three months ended December 31, 2008 of low end mobile phone models with lower margins. Lower margins resulted from Pypo’s efforts in the three months ended December 31, 2008 to reduce inventories of older models, as well as reduced demand during that period for mobile phones at the high end of Pypo’s product line. Pypo expects margins to be compressed in future periods due to weaker economic conditions, increased competition and maturation of products in the mobile phones sector.

Income from Operations

Pypo’s income from operations increased $14.3 million, or 275.0%, to $19.5 million in the three months ended December 31, 2008, from $5.2 million in the three months ended December 31, 2007. The $20.8 million increase in gross profit discussed above was partially offset by an additional $7.6 million of promotional expenses in connection with marketing activities implemented during the three months ended December 31, 2008.

Net Income

Net income increased $8.8 million, or 275.0%, to $12.0 million in the three months ended December 31, 2008, compared to $3.2 million in the three months ended December 31, 2007. The increase in net income resulted from increased sales and gross profits resulting from Pypo’s acquisition of six retail chains and $20.2 million in pre-tax vendor rebates as described above offset by the increased promotional expenses.”

Although financial statements for the nine month period ended December 31, 2008 are not yet available, the financial information described above represents the only information that is known or reasonably available at this time pursuant to Rule 12b-21 under the Exchange Act. In addition, as discussed with the Staff and as set forth in the response to subparagraph (a) above, Middle Kingdom will file a prospectus supplement containing financial statements for the nine months ended December 31, 2008 (together with an updated MD&A and any other material information up to the date of such prospectus supplement) no later than 10 days prior to the date of the special meeting of Middle Kingdom stockholders to approve the business combination (expected to take place in June 2009). Middle Kingdom will mail the financial statements for the nine months ended December 31, 2008 by first class mail to holders in an effort to ensure delivery prior to the meeting and will post a link on Middle Kingdom’s website to such financial statements. Such stockholders may use the updated interim financial statements to further evaluate Pypo’s financial condition and prospects prior to voting on the business combination.

Middle Kingdom’s board of directors continues to believe the business combination is in the best interests of its stockholders despite the recent global economic downturn and its effect on Pypo’s recent financial performance because the board believes that Pypo’s long-term prospects support the valuation underlying the business combination, as described at length in the Amended S-4 and Middle Kingdom’s responses to previous Staff comments. Class B stockholders who are focused on short-term investment performance or concerned about the investment risks associated with the current state of the world economy or Pypo’s recent financial performance may elect to vote against the business combination and convert their Class B shares into their pro rata portion of the trust account. Middle Kingdom has added disclosure on page 58 of the Amended S-4 to reflect the foregoing.

As a result of the foregoing, Middle Kingdom respectfully submits that the financial information currently in the Amended S-4, along with the updated interim financial statements that Middle Kingdom will provide prior to the special meeting to approve the business combination, will provide Middle Kingdom’s stockholders with sufficient information to vote upon the proposals set forth in the Amended S-4.

Independence of Directors, page 184

21.	We note your response to prior comment 38 and your disclosure that MK Cayman “will comply.” Please clarify when MK Cayman “will comply” and whether you currently comply.

Middle Kingdom has revised the disclosure on page 194 of the Amended S-4 to reflect that (i) Middle Kingdom does not currently comply with NASDAQ rules regarding independent directors; and (ii) MK Cayman will comply with such rules immediately following the closing of the business combination. The revised text reads as follows:

“Middle Kingdom does not currently comply with the NASDAQ rules requiring a majority of independent directors. Immediately following the closing of the business combination, MK Cayman will be in compliance with such rules. The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.”

Compensation of Officers and Directors o Pypo, page 185

22.	Please update the disclosures in this section to include compensation information for Pypo’s last completed fiscal year—the fiscal year ended March 31, 2009.

Middle Kingdom has updated the disclosure on pages 196-199 of the Amended S-4 to reflect year end compensation information for Pypo’s fiscal year ended March 31, 2009.

Private placements, page 196

23.	Please disclose your response to prior comment 41.

Middle Kingdom has revised the disclosure on page 208 of the Amended S-4 as follows (emphasis added):

“In November 2007, pursuant to the Equity Subscription Agreement dated as of October 15, 2007 by and among ARCH, Pypo Cayman, Pypo Beijing, GM Investment, China Bright, Style Technology, Mr. Zhang, Mr. Fei and Mr. Wan (the “Equity Subscription Agreement”), Pypo Cayman issued 90,000,000 redeemable ordinary shares to ARCH at a price of $1.00 per share, for an aggregate amount of $90.0 million, to facilitate the acquisitions by Pypo of PRC companies engaged in the retailing of digital consumer electronics and related products. Immediately following this transaction, Style Technology, China Bright and ARCH became 33.5%, 33.5% and 33% shareholders of Pypo Cayman, respectively. Under the Equity Subscription Agreement, ARCH may, in its sole discretion, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met by March 31, 2008. Upon such redemption request by ARCH, Pypo Cayman, Pypo

Beijing and Pypo Cayman’s shareholders shall have the joint and several obligation to promptly redeem the purchased shares from ARCH, and as consideration thereof, pay ARCH $90,000,000 within 60 days of the redemption request, in a manner (including form of payment) satisfactory to ARCH. In June 2008, ARCH executed a waiver letter to confirm that the March date had been extended through June 30, 2008 in order to give PYPO Cayman additional time to comply with the terms of the equity subscription agreement and to confirm that ARCH would not put their shares back since the net profit targets were not met as of March 31, 2008.”

Security Ownership of the Combined Company, page 205

24.	We note your response to prior comment 44. However, it continues to be unclear which individuals have or share voting and investment power with respect to the shares of the combined company held by the entities included in the table on page 206. For example, note 1 cross references to note 3 to the table on page 204; however, note 3 only identifies individuals who have or share voting and investment power for Pypo Cayman’s shares, not the shares of the combined company. In addition, it is unclear from your revisions to note 4 which individuals identified in that note, if any, have or share voting power with respect to the shares of the combined company held by Capital Ally. Please revise

Middle Kingdom has revised footnote 1 on page 217 of the Amended S-4 as follows (emphasis added):

“(1) ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital, a Cayman Islands company. ARC Capital is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and is managed by ARC Capital Partners Limited, a Cayman Islands company co-founded by Clement Kwong. The Investment Committee of ARC Capital Partners Limited exercises sole dispositive and voting power over the shares of common stock owned by ARCH Digital pursuant to the delegated authority of the Board of ARC Capital. The members of the Investment Committee who make the decisions regarding the voting and dispositive control of shares are Horst F. Geicke, Chris Gradel and Allan Liu. As described above in footnote 3 to the table under “—Security Ownership of Pypo,” ARCH has pledged its shares to Gottex. The registered address for ARCH is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.”

Middle Kingdom has revised footnote 4 on page 217-218 of the Amended S-4 as follows (emphasis added):

“(4) Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company and (ii) Style Technology, a Hong Kong company. GM Investment is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands. Style Technology and GM Investment share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. The directors of Golden Meditech, who make decisions regarding the voting and dispositive control of the shares controlled by GM Investment, are: Kam Yuen, Jin Lu, Zheng Ting, Lu Tian Long, Cao Gang, Gao Zongze, and Gu Qiao The person who exercises investment and voting control over the shares controlled by Style Technology is Nana Gong, a Chinese citizen, wife of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman. Ms. Gong holds a 64% equity interest in Style Technology through which she exercises investment and voting control over Style Technology. Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of Pypo Beijing, holds 16% of Style Technology. Mr. Zhou, Pypo Beijing’s executive vice president and president of distribution, holds 16% of Style Technology; and Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. As described above in footnote 4 to the table under “—Security Ownership of Pypo,” GM Investment and Style Technology have pledged all of their respective rights and interests in the ordinary shares of Capital Ally to Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and investment control with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally. The registered address for Capital Ally is P.O. Box 957 Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.”

25.	Please expand your response to prior comment 45 to clarify how the entities affiliated with Pypo’s officers and directors make voting or disposition decisions without the participation of the affiliated officer or director such that the officer or director does not have indirect power to share voting or disposition decisions. Also, expand your analysis of beneficial ownership to address the definition in General Instruction F to Form 20-F which includes the power “receive the economic benefit of the ownership of the securities.”

Middle Kingdom has included the number of shares controlled by Style Technology in the shares beneficially owned by Mr. Zhang, the husband of Ms. Gong, who owns a 64% interest in Style Technology. Middle Kingdom has not attributed such shares to the beneficial ownership of any other officer or director since Ms. Gong has the significant interest which allows her to control the shares and the even the combined interest of the other remaining shareholders of Style Technology do not affect Ms. Gong’s control. In addition, we have included a portion of the shares owned by Capital Ally in the number of shares owned by owned by Messrs. Fei, Zhou and Wan in the beneficial ownership table representing their pecuniary interest of Style Technology.

Warrants, page 212

26.	Please reconcile your disclosure regarding the cashless exercise feature with the statement in the exhibits cited in your response to prior comment 46 that the cashless exercise is in the board’s sole discretion. Similarly reconcile your disclosure regarding the Middle Kingdom warrants on page 209. If the terms of the warrants differ from the disclosure in the IPO prospectus, explain the reasons for and implications of the differences.

Middle Kingdom acknowledges that the warrant agreements do not contain the specific cashless exercise feature disclosed in the IPO prospectus and reflected in the proxy statement/prospectus. In order to conform the warrant agreements to the disclosure in the IPO prospectus and reflected in the proxy statement/prospectus, Middle Kingdom and the warrant agent will amend each of the warrant agreements to provide for the cashless exercise of the warrants upon the occurrence of the events set forth in the IPO prospectus and reflected in the proxy statement/prospectus. Middle Kingdom has attached the form of warrant amendment as exhibit A to this letter. Middle Kingdom expects the amendments to be executed and filed as an exhibit to the next amendment to the registration statement. By amending each of the warrant agreements, Middle Kingdom believes that the disclosure in the IPO prospectus and reflected in the proxy statement/prospectus will reconcile with the warrant agreements, and as such, no additional disclosure will be required in the in the proxy statement/prospectus.

Shares Eligible for Future Sale, page 213

27.	Regarding your disclosure added in response to prior comment 47:

•	Please quantify the number of securities mentioned in the first and second bullet points that will be held by affiliates based on, currently available information;

•

Please provide us your analysis supporting your conclusion that the one-year period runs from the effective date of this Form S-4 given that under Rule 144(i)(2) at least one year must elapse from the time the issuer files “Form 10 information” reflecting its status as an entity that is no longer an issuer described in Rule 144(i)(1)(i);

•

Please provide us your analysis supporting your disclosure in the last bullet point that the underwriters of Middle Kingdom’s IPO can rely on registration exemptions for entities that are not underwriters;

•	Please tell us how this disclosure reflects your lock-up agreements;

•	Please tell us how this disclosure reflects the transfer restrictions mentioned on page F-2 of Annex F to your prospectus; and

•

Please tell us how you disclosure reflects the issue explained in question and answer 133.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ securitiesactrules-interps.htm.

(a) Middle Kingdom has revised the disclosure in the first two bullets on page 225-226 of the Amended S-4 as follows (emphasis added):

•

“upon consummation of the business combination, 4,137,913 ordinary shares will be freely tradable; provided that any of the shares held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. Based on the ownership of our securities as of the date of this proxy statement / prospectus, of the foregoing, 3,530,400 ordinary shares will be held by affiliates;

•

upon consummation of the business combination, the 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants initially issued in Middle Kingdom’s IPO that upon completion of the redomestication will each entitle the holder to purchase one ordinary share of MK Cayman will be freely tradable, provided that any of the warrants held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. Based on the ownership of our securities as of the date of this proxy statement / prospectus, of the foregoing, 523,500 Class A warrants and 53,402 Class B warrants will be held by affiliates. The ordinary shares issuable upon exercise of the warrants will be freely tradable, provided that there is a registration statement in effect at the time of their exercise;”

(b) Middle Kingdom has revised the disclosure on page 225 of the Amended S-4 as follows:

“In general, since MK Cayman will be a successor to a “shell” company as defined under Rule 144, no ordinary shares that are restricted shares of MK Cayman will be eligible for resale under Rule 144 until one year after the filing by MK Cayman with the SEC of a report with “Form 10 Information” reflecting its status as an entity that is no longer a shell company. Once the Form 10 Information has been filed for one year, so long as MK Cayman continues to be current in its filing of required annual and quarterly reports, or equivalent if a foreign private issuer, for the year preceding the sale and it is current in its reporting obligations at the time of sale, then the restricted shares may be sold under Rule 144, subject to volume restrictions. The volume restrictions provide that for a company trading on the OTC BB an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding ordinary shares. Sales by affiliates under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned ordinary shares for at least six months is entitled to sell the shares under Rule 144 without regard to the limitations described above; however, because MK Cayman was a former shell company, the restrictive legend on any ordinary shares can be removed only in connection with a sale and subject to the current reporting requirements of Rule 144(i) regardless of the length of time the shares have been held.”

(c) Middle Kingdom respectfully advises the Staff that its statement in the last bullet point that the underwriters of Middle Kingdom’s IPO can rely on registration exemptions for entities that are not underwriters is based on the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations for Rule 144. Interpretation #4 states that “[p]rovided that one year has elapsed since the last sale under the registration statement, a non-affiliate underwriter may resell shares received as compensation for its services in connection with a registered offering of securities in accordance with the provisions of Rule 144, except for the notice requirement.” Middle Kingdom advises the Staff that the underwriters in its IPO are not affiliates of Middle Kingdom, and that the date of the last sale under Middle Kingdom’s IPO registration statement occurred on January 26, 2007.

(d) Middle Kingdom has revised the disclosure in the third bullet point on page 226 of the Amended S-4 as follows (emphasis added):

•

“the 45,000,000 ordinary shares, 3,400,000 Class B redeemable warrants and the ordinary shares issuable upon exercise of the warrants issuable to the Pypo shareholders in connection with the business combination will be restricted securities, and, subject to the lock-up provisions discussed in the following sentence, eligible for resale pursuant to Rule 144 one year from the date the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC. Of the foregoing, 15,075,000 ordinary shares and 850,000 Class B warrants are subject to a 24-month lock-up provision, and 29,925,000 ordinary shares and 2,550,000 Class B warrants are subject to a 12-month lock-up provision;”

(e) Middle Kingdom has revised the disclosure on page 225 of the Amended S-4 as follows (emphasis added):

“In general, since MK Cayman will be a successor to a “shell” company as defined under Rule 144, no ordinary shares that are restricted shares of MK Cayman will be eligible for resale under Rule 144 until one year after the filing by MK Cayman with the SEC of a report with “Form 10 Information” reflecting its status as an entity that is no longer a shell company. Once the Form 10 Information has been filed for one year, which one-year period will not commence until the completion of the business combination, so long as MK Cayman continues to be current in its filing of required annual and quarterly reports, or equivalent if a foreign private issuer, for the year preceding the sale and it is current in its reporting obligations at the time of sale, then the restricted shares may be sold under Rule 144, subject to volume restrictions. The volume restrictions provide that for a company trading on the OTC BB an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding ordinary shares. Sales by affiliates under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned ordinary shares for at least six months is entitled to sell the shares under Rule 144 without regard to the limitations described above, however, because MK Cayman was a former shell company, the restrictive legend on any ordinary shares can be removed only in connection with a sale and subject to the current reporting requirements of Rule 144(i) regardless of the length of time the shares have been held.”

Item 21. Exhibits and Financial Statement Schedules, page II-2

28.	We reissue the fourth bullet point of prior comment 46. Your response appears to address only the warrant agreements and not the certificates representing the securities included in the fee table.

Middle Kingdom has added the following exhibits to the Amended S-4: (a) the Specimen Series A Unit Certificate, (b) the Specimen Series B Unit Certificate, (c) the Specimen Class A Warrant Certificate and (d) the Specimen Class B Warrant Certificate

29.	We note from your response to prior comment 50 that the trust agreement requires the making of the distribution to converting shareholders in order for the combined company to receive the amounts remaining in trust. However, given that only “the Company” may request such distributions and the trust agreement does not require the company to make such a request, it is unclear how the operation of the trust agreement provides your shareholders with similar rights as those mentioned in Middle Kingdom’s IPO prospectus. Please revise or advise.

Middle Kingdom acknowledges the Staff’s comment that only the company may request distributions from the trust agreement and the trust agreement does not require the company to make such a request. Middle Kingdom advises the Staff that in order to provide its converting stockholders with assurances that the company will make the distributions contemplated in the proxy statement / prospectus, Middle Kingdom intends to provide the trustee at the closing of the business combination with an irrevocable instruction letter in the form attached as exhibit B to this letter.

Middle Kingdom has added the following disclosure to pages 21 and 75 of the Amended S-4:

“At the closing of the business combination, Middle Kingdom will issue irrevocable written instructions to the trustee to retain the pro rata portion of the trust account allocable to the converting Class B stockholders for up to 90 days following the closing for distribution to the converting Class B stockholders upon satisfaction of the conversion requirements discussed in this proxy statement / prospectus.”

Exhibit 8.1

30.	Please ensure that the consent that you file is complete. For example, the last paragraph of this exhibit does not address counsel being named on page 54.

Cozen O’Connor has revised the last paragraph of its opinion as follows (emphasis added):

“We hereby consent to the filing of this letter as an exhibit to the Registration Statement, to the discussions of our opinion as it appears in the prospectus included in the Registration Statement, and to the reference to our firm name in the Registration Statement under the captions “Risk Factors – The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained) may negatively affect security holders”; “Taxation – Material United States Federal Income Tax Considerations” and “Legal Matters,” without admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.”

31.	Although we will not comment if counsel chooses to include a statement that it is “not admitting” that it is an expert within the meaning of the Securities Act; however, counsel should not state that its statements do not imply that it is an expert. Please ensure counsel revises the last paragraph of the updated opinion that you mention in response 51.

Cozen O’Connor has revised the last paragraph of its opinion to remove the statement referenced in the Staff’s comment as follows:

“We hereby consent to the filing of this letter as an exhibit to the Registration Statement, to the discussions of our opinion as it appears in the prospectus included in the Registration Statement, and to the reference to our firm name in the Registration Statement under the captions “Risk Factors – The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained) may negatively affect security holders.”; “Taxation – Material United States Federal Income Tax Considerations” and “Legal

Matters,” without admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.”

32.	Please include counsel’s consent to the discussion of its opinion as it appears in the prospectus.

Cozen O’Connor has revised the last paragraph of its opinion as follows (emphasis added):

“We hereby consent to the filing of this letter as an exhibit to the Registration Statement, to the discussions of our opinion as it appears in the prospectus included in the Registration Statement, and to the reference to our firm name in the Registration Statement under the captions “Risk Factors – The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained) may negatively affect security holders.”; “Taxation – Material United States Federal Income Tax Considerations” and “Legal Matters,” without admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.”

Exhibit 10.68

33.	We note the terms of “new Section 7” in the trust agreement. Please reconcile that section with your disclosures on pages 13-14 of this registration statement and in Middle Kingdom’s definitive proxy statement. Specifically, the disclosures on pages 13-14 and in the proxy statement indicate that all Middle Kingdom stockholders, not only Class B holders, must agree in writing to any further changes in the distribution of trust account funds, not only extensions of the August 31, 2009 deadline.

Middle Kingdom has re-filed exhibit 10.68. Section 7 of the amendment is as follows:

“Any further amendment to the Company’s Second Amended and Restated Certificate of Incorporation to extend the date upon which to consummate a Business Combination beyond August 31, 2009 or to materially change the manner or timing of any distribution from the Trust Account shall require the unanimous written approval of the shareholders.”

34.	Please comply with prior comment 52 with respect to the schedule omitted from this exhibit, the schedules omitted from exhibit 10.36 and any attachment missing from any other exhibits except as permitted by Regulation S-K Item 601(b)(2) for exhibits 2.1 and 2.2.

Middle Kingdom has included the omitted schedules to exhibits 10.14, 10.36, 10.38 and 10.68.

35.	We note that this agreement includes only portions of the agreement. Please file the original document that this exhibit amends.

Middle Kingdom has included the Investment Management Trust Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom as a new exhibit 10.71.

Exhibit 99.6

36.	Regarding your response to prior comment 51:

•	Please file the opinion as to PRC tax matters pursuant to Regulation S-K Item 601(b)(8). We note that such opinion is currently contained in exhibit 99.6;

•

The opinions that you file to satisfy your obligations under Regulation S-K Item 601(b)(8) may not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note, for example, the assumptions in paragraphs i., ii. and iv on page 2 of current exhibit 99.6. In this regard, we also note the assumption regarding “legal authority of all entities” in your current exhibit 8.1. Please file revised opinions as appropriate. See also Rule 436(f);

•

Refer to the last sentence of paragraph 21. The exhibit that you file to satisfy your obligation under Regulation S-K Item 601(b)(8) must opine on the tax consequences, not merely the manner in which they are described in your prospectus. Therefore, we reissue prior comment 51.

(a) As discussed with the Staff, Middle Kingdom has filed the PRC tax opinion of Han Kun Law Offices (“PRC counsel”) as exhibit 8.2 to the Amended S-4.

(b) Middle Kingdom advises the Staff that PRC counsel has deleted the assumptions in paragraphs (ii) and (iv) of exhibits 8.2 and 99.6. PRC counsel has also revised the assumption in paragraph (i) to note that it has excluded Pypo PRC (defined as the “PRC Subsidiary” in the opinion) from the assumption that a signatory has been duly authorized to execute a document.

Middle Kingdom further advises the Staff that Cozen O’Connor has revised its opinion to remove the assumption regarding the “legal authority of all entities.”

(c) As discussed with the Staff, Middle Kingdom has extracted the PRC tax related opinion paragraphs (i.e., paragraphs 20 and 21) of prior exhibit 99.6, reconciled the substance of this opinion with the disclosure in the proxy statement/prospectus and filed these paragraphs as an opinion of PRC counsel. This opinion has been filed as exhibit 8.2 to the Amended S-4.

37.	We reissue prior comment 54 because the revisions to this exhibit do not appear to permit reliance by all investors who may be involved in the ongoing offering of securities that is described in note 4 to your fee table.

Middle Kingdom has revised the exhibit to specify that security holders of each of Middle Kingdom, MK Arizona and MK Cayman will be permitted to rely on the opinion of PRC counsel.

38.	We reissue prior comment 55 because this exhibit continues to not include counsel’s consent to the discussion of its opinion as it appears in the prospectus. Rather, page 10 only includes counsel’s consent to the “use of” the opinion.

Middle Kingdom has revised the exhibit to specify that PRC counsel has consented to the discussion of each of its opinions in the registration statement.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

Exhibit A

AMENDMENT

TO

CLASS A1 WARRANT AGREEMENT

This Amendment to the Class A Warrant Agreement dated December 13, 2006 (the “Agreement”) is made as of             , 2009 by and between Middle Kingdom Alliance Corporation (the “Company”) and Continental Stock Transfer & Trust Company (“Warrant Agent”).

WHEREAS, the Company and Warrant Agent are parties to the Agreement;

WHEREAS, the Company completed an offering of its securities on December 13, 2006 pursuant to which it issued, among other securities, Class A warrants pursuant to the terms of the Agreement;

WHEREAS, the prospectus included in the registration statement pursuant to which the Class A warrants were issued (the “Prospectus”) stated that if no registration statement is effective permitting the sale of the shares of common stock underlying the Class A warrants, that the Class A warrants may be exercised on a cashless basis commencing one year after such warrants are initially exercisable;

WHEREAS, the parties inadvertently failed to include the foregoing provision in the Agreement; and

WHEREAS, the Company and Warrant Agent desire to amend the terms and conditions contained in the Agreement to reflect the terms in the Prospectus.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Warrant Agent agree as follows.

1.	Section 3.3.1 of the Agreement is hereby amended to add the following sentence to the end of the current section:

“Notwithstanding the foregoing, at any time commencing one year after the commencement of the Exercise period, if no registration statement is effective permitting the sale of the shares of Common Stock underlying the Warrants, the Warrants may be exercised on a “cashless” basis.”

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Class A Warrant Agreement as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Trustee

By:
Name:	Steven G. Nelson
Title:	Chairman

MIDDLE KINGDOM ALLIANCE CORPORATION

By:
Name:	Bernard J. Tanenbaum III
Title:	Chief Executive Officer

1 An identical form will be used for the Class B warrants.

Exhibit B

David A. Rapaport

General Counsel and Director

333 Sandy Springs Circle, Suite 223 Atlanta, GA 30328, USA Tel: 404-257-9150 Fax: 404-257-9125 USA cell: 770-853-3960 email: drapaport@midkingdom.com	Unit 35226, 35th Floor CITIC Square 1168 Nanjing Road West Shanghai 200041, China Tel: +86 21 5111 9110 Fax: +86 21 5252 4616 email: drapaport@midkingdom.com

[Date of the Business Combination Closing]

Mr. Stephen G. Nelson, CEO & President

Continental Stock Transfer and Trust Company

17 Battery Place, 8th Floor

New York, NY 10004

Re: Investment Management and Trust Agreement Dated as of December 19, 2006 between Middle Kingdom Alliance Corp. (“Middle Kingdom”) and Continental Stock Transfer and Trust Company (“Trustee”), as amended (“Trust Agreement”).

Dear Mr. Nelson:

In accordance with the terms of the Trust Agreement, we hereby (a) certify to you that the closing of the business combination between Middle Kingdom and Pypo Cayman, as approved by the stockholders of Middle Kingdom at a Special Meeting held on June [ ], 2009, has been completed as of [time] today; (b) that [number] stockholders holding [number] shares of Class B Common Stock voted against the business combination and have elected to convert their shares of Class B Common Stock into a pro rata portion of the trust account; (c) that the pro rata potion of the trust account for each Class B Share voting against the business combination is [$0.0000] for a maximum aggregate distribution to the converting Class B Shareholders of [$000,000.00] (“Converting Shareholder Liquidation Allocation”); (d) authorize you, to commence partial liquidation of the Trust Account to the holders of Class B Common Stock listed on the attached “Schedule of Converting Class B Common Shareholders” from the Trust Account Liquidation Allocation; and (e) that the provisions of Section 11-51-302(6) and Rule 51-3.4 of the Colorado Statute have been met.

We also irrevocably instruct you to retain any funds in the Converting Shareholder Liquidation Allocation not disbursed to converting Class B Common Stockholders until [90th day from the date of the Special Meeting]. The funds, if any, remaining in the Converting Stockholder Liquidation Allocation following such date shall be disbursed to Pypo Cayman in accordance with their separate written instructions.

Very truly yours,
Middle Kingdom Alliance Corporation

By:
B. J. Tanenbaum III, Chief Executive Officer

Schedule of Converting Class B Common Shareholders